Exhibit 99(a)
ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES, A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended June 30, 2014
(millions of dollars)
Operating revenues	$6,144
Fuel, purchased power costs and delivery fees	(2,913)
Net loss from commodity hedging and trading activities	(217)
Operating costs	(840)
Depreciation and amortization	(1,323)
Selling, general and administrative expenses	(784)
Franchise and revenue-based taxes	(78)
Impairment of goodwill	(1,000)
Other income	26
Other deductions	(212)
Interest income	1
Interest expense and related charges	(2,758)
Reorganization items	(665)
Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(4,619)
Income tax benefit	1,205
Equity in earnings of unconsolidated subsidiaries (net of tax)	346
Net loss	(3,068)
Net loss attributable to noncontrolling interests	107
Net loss attributable to EFH Corp.	$(2,961)